Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2016
and the year to date June 30, 2017

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,868	$1,909	$1,966	$2,040	$2,123	$968
Distributed income of equity investees	7	4	2	—	12	7
Interest expense, net of amounts capitalized	366	361	348	363	388	205
Interest component of rental expense	61	64	64	98	103	38
Amortization of capitalized interest	—	—	—	—	—	—
AFUDC - Debt funds	21	14	18	16	20	11
Earnings as defined	$2,323	$2,352	$2,398	$2,517	$2,646	$1,229
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$365	$341	$333	$345	$376	$199
Interest on affiliated loans	—	—	1	1	1	1
Interest on interim obligations	1	1	1	—	—	—
Amortization of debt discount, premium and expense, net	23	26	25	25	22	11
Other interest charges	(2)	6	7	8	10	5
Interest component of rental expense	61	65	64	98	102	38
Fixed charges as defined	$448	$439	$431	$477	$511	$254
RATIO OF EARNINGS TO FIXED CHARGES	5.18	5.36	5.56	5.28	5.17	4.85